SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13 d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 10)

                                ECI TELECOM LTD.
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                                (Name of Issuer)

                 Ordinary Shares, par value NIS 0.12 per share
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                         (Title of Class of Securities)

                                  268258 10 0
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                                 (CUSIP Number)

                               Shlomo Heller, Adv.
                              Koor Industries Ltd.
                   21 Ha'arba'a Street, Tel Aviv 64739, Israel
                          Phone Number: 972-3-623-8420
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 30, 2002
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268258 10 0                  13D                   Page  2  of 7 Pages
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    1            NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 KOOR INDUSTRIES LTD.

    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)[ ]
                                                                     (b)[X]
    3            SEC USE ONLY

    4            SOURCE OF FUNDS
                 WC

    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS        [ ]
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                 ISRAEL

             NUMBER OF             7           SOLE VOTING POWER
              SHARES                           30,049,433 Ordinary Shares
           BENEFICIALLY
             OWNED BY              8           SHARED VOTING POWER
               EACH                            3,000,000
             REPORTING
              PERSON               9           SOLE DISPOSITIVE POWER
               WITH                            30,049,433 Ordinary Shares

                                  10           SHARED DISPOSITIVE POWER
                                               3,000,000


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,049,433 Ordinary Shares

   12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES          [ ]

   13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 30.8%

   14            TYPE OF REPORTING PERSON
                 CO
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


CUSIP No. 268258 10 0                  13D                   Page  3  of 7 Pages
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    1            NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 M.A.G.M. CHEMICAL HOLDINGS LTD.
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[ ]
                                                                          (b)[X]
    3            SEC USE ONLY

    4            SOURCE OF FUNDS
                 WC
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [ ]
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                 ISRAEL

             NUMBER OF             7           SOLE VOTING POWER
              SHARES                           3,000,000 Ordinary Shares
           BENEFICIALLY
            OWNED BY               8           SHARED VOTING POWER
              EACH
            REPORTING
             PERSON                9           SOLE DISPOSITIVE POWER
              WITH                             3,000,000 Ordinary Shares

                                  10           SHARED DISPOSITIVE POWER


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 Ordinary Shares

   12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES          [ ]

   13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.8%

   14            TYPE OF REPORTING PERSON
                 CO
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


               This statement amends and supplements the Schedule 13D relating to the beneficial ownership of ordinary shares, par value NIS 0.12 per share (the "Ordinary Shares"), of ECI Telecom Ltd., an Israeli company (the "Issuer"), filed with the Securities and Exchange Commission by Koor Industries Ltd. ("Koor") and for and on behalf of M.A.G.M Chemical Holdings Ltd., a private company organized under the laws of the state of Israel and a wholly-owned subsidiary of Koor ("MAGM").

Item 2. Identity and Background.

               (a) M.A.G.M Chemical Holdings Ltd. MAGM is a private company organized under the laws of the state of Israel and a wholly-owned subsidiary of Koor.

               (b) MAGM's business address is 21 Ha'arba'a Street, Tel Aviv 64739, Israel.

               (c) MAGM's principal business and purpose is to invest in securities of publicly listed companies in Israel and abroad.

               (d) During the last five years, MAGM has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, MAGM was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration.

               (a) The aggregate amount of funds that MAGM used in acquiring the 3,000,000 Ordinary Shares referred to in Item 5 (c)(i) is $5,850,000. MAGM used its working capital as the source of the funds.

               (b) The aggregate amount of funds that Koor used in acquiring the 573,880 Ordinary Shares referred to in Item 5 (c)(ii) is $1,877,348. Koor used its working capital as the source of the funds.

Item 4. Purpose of Transaction.

               Koor and MAGM acquired and continue to hold the Ordinary Shares reported herein for investment purposes. Koor and MAGM intend to review their investment in the Ordinary Shares on a regular basis and, depending upon changes in their analysis of the Issuer, general economic and market conditions, investment opportunities and other factors Koor and MAGM may at any time determine to increase or decrease the amounts of their investments in the Ordinary Shares.

               Neither Koor nor MAGM have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange; (i) a class of equity securities of the Issuer becoming ineligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

               (a) (i) MAGM currently is the beneficial owner of 3,000,000 Ordinary Shares, or approximately 2.8% of the Ordinary Shares of the Issuer, based on 107,308,359 outstanding Ordinary Shares.

                   (ii) Koor currently is the direct beneficial owner of 30,049,433 Ordinary Shares and the indirect beneficial owner of 3,000,000 Ordinary Shares for an aggregate amount of 33,049,433, or approximately 30.8% of the Ordinary Shares of the Issuer, based on 107,308,359 outstanding Ordinary Shares.

               (b) (i) MAGM has sole voting and dispositive power with respect to the 3,000,000 Ordinary Shares beneficially owned by it.

                   (ii) Koor has sole voting and dispositive power with respect to the 30,049,433 Ordinary Shares beneficially owned by it and shared voting and dispositive power with respect to the 3,000,000 Ordinary Shares beneficially owned by MAGM.

               (c) (i) On December 30, 2002, MAGM entered into a Share Purchase Agreement with Koor, pursuant to which MAGM purchased 3,000,000 Ordinary Shares from Koor for $1.95 per share, for an aggregate purchase price of $5,850,000. For additional information on the Share Purchase Agreement see the text of the agreement which is being filed as Exhibit 1 hereto.


                   (ii) Since Koor's most recent filing on Schedule 13D, the following purchases of Ordinary Shares were effected by Koor in open market transactions on the NASDAQ National Market:

Date               No. of Shares Purchased       Price Per Share       Total Price Paid(1)
----               -----------------------       ---------------       -----------------
May 30, 2002       48,390                        $3.51                 $169,849
June 3, 2002       91,463                        $3.4092               $311,816
June 4, 2002       30,400                        $3.3579               $102,080
June 5, 2002       45,900                        $3.3992               $156,023

--------
1 Includes brokers' commissions.

(TABLE CONTINUED)

Date               No. of Shares Purchased       Price Per Share       Total Price Paid(1)
----               -----------------------       ---------------       -----------------

June 7, 2002       60,100                        $3.3848               $203,426
June 10, 2002      9,300                         $3.3897               $31,542
June 11, 2002      37,723                        $3.3198               $125,233
June 12, 2002      37,723                        $3.1866               $120,208
June 13, 2002      1,600                         $3.2                  $5,120
June 14, 2002      16,500                        $3.1373               $51,766
June 20, 2002      34,006                        $3.2588               $110,819
June 21, 2002      18,625                        $3.2346               $60,245
June 24, 2002      28,430                        $3.0157               $85,736
June 25, 2002      28,430                        $3.1176               $88,633
June 26, 2002      28,430                        $2.9566               $84,056
June 27, 2002      28,430                        $3.0005               $85,304
June 28, 2002      28,430                        $3.0071               $85,492
Total:             573,880                                          $1,877,348

--------
1 Includes brokers' commissions.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               On June 14, 2001, Koor and other individuals and entities listed below purchased in a privately negotiated transaction a total of 4,343,195 Ordinary Shares for a purchase price of $5.06 per share from a shareholder of the Issuer. See Amendment No. 8 to Schedule 13D for additional details on this transaction

               Item 6 is hereby amended and supplemented by incorporation by reference herein of the information set forth above under Item 5.

Item 7. Material to be Filed as Exhibits.

               Exhibit 1: Share Purchase Agreement between MAGM and Koor, dated
                          December 30, 2002.

                                   SIGNATURES

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2002

                                               KOOR INDUSTRIES LTD.


                                          By:  /s/ Shlomo Heller
                                               --------------------------
                                               Name:  Shlomo Heller
                                               Title:    General Counsel



                                               M.A.G.M. CHEMICAL HOLDINGS LTD.


                                          By:   /s/ Shlomo Heller
                                               --------------------------
                                               Name:  Shlomo Heller
                                               Title:    General Counsel